Data

Ref. CESP

São Paulo, March 19, 2002

CT/FFM/489/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith a copy of the Call Notice for the Extraordinary Shareholders' Meeting of CESP to be held on April 2, 2002 to be published in the newspapers: "Diário Oficial do Estado" on March 16, 19 and 20 and in "Gazeta Mercantil" on March 18, 19 and 20, 2002.

Very truly yours,

Valmir Alves Gomes
Relations with the Market Division Manager

dlw 3/29

Rua da Consolação , 1875
01301 - 100 São Paulo - SP
Telefone PABX: (0XX11) 3234 6211
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
CNPJ Nr. 60.933.603/0001-78
NIRE 353000011996

OPEN CAPITAL COMPANY

EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING

CALL NOTICE

As provided for in Article 11 of the Corporate Bylaws, the Shareholders are called to meet in an Extraordinary General Shareholders´ Meeting to be held on April 2, 2002, at 10:00 a.m., in its head office at Alameda Ministro Rocha Azevedo, 25 – Piso Esplanada, São Paulo, in order to deliberate on the following Agenda:

a) Authorization for the public issue of debentures in the amount of R$ 450 million (four hundred and fifty million reais);

b) Authorization for the Financial Directorate and Investor Relations to take the necessary steps to make the public issue of debentures;

c) Other matters of corporate interest.

São Paulo, March 13, 2002.

(s)Mauro Guilherme Jardim Arce
President of the Board of Directors